Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	$	$	$	$

Available earnings:
Earnings before income taxes and equity earnings	88	74	126	264
Add fixed charges:
Interest expense incurred	18	19	37	38
Amortization of debt expense and discount	1	2	6	4
Interest portion of rental expense	2	2	4	4

Total earnings as defined	109	97	173	310

Fixed charges:
Interest expense incurred	18	19	37	38
Amortization of debt expense and discount	1	2	6	4
Interest portion of rental expense	2	2	4	4

Total fixed charges	21	23	47	46
Ratio of earnings to fixed charges	5.2	4.2	3.7	6.7